United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release

Vale announces final composition of the Audit Committee

Rio de Janeiro, March 25th, 2020 – Vale S.A. (“Vale”), in continuity with the press release dated March 11th, 2020, informs that the Board of Directors appointed Mr. Sergio Ricardo Romani as the third member to compose the Audit Committee.

Thus, the Audit Committee has the following composition:

Isabella Saboya de Albuquerque - member and coordinator of the Audit Committee. Mrs. Albuquerque is an independent board member of Vale and the company Wiz Soluções. She worked at the institutions Jardim Botânico Investimentos, Investidor Profissional, Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission, “CVM”) and Banco Icatu. She graduated in Economics from PUC-RJ and is a Board Member certified by IBGC - CCI.

Luciana Pires Dias - member of the Audit Committee. Mrs. Dias is a lawyer, with a master's and doctorate from the Universidade de São Paulo and 23 years of professional experience in public and private initiatives, having specialized in capital market regulation, corporate law and corporate governance over the years. Mrs. Dias worked at the CVM and law firms in Brazil and in the United States. In 2016, she joined the B3 Audit Committee, a position she currently holds. She also served on the Board of Directors of the company Unidas and on the Audit Committee and Board of Directors of the National Bank for Economic and Social Development - BNDES.

Sergio Ricardo Romani – member of the Audit Committee. Mr. Romani is an accountant, graduated from Universidade Santa Úrsula, and specialized in auditing, having worked for more than 36 years at Ernst & Young (EY) where, throughout his career, he was dedicated to supporting publicly traded companies in Brazil and abroad, mainly in the United States. He was EY’s leading partner for the auditing practice (which includes accounting consultancy, fraud and investigation) in Brazil and South America for over 10 years. In 2016, he was appointed as CEO of EY in South America and Chairman of the regional Board of Directors. He also served as a member of the “AOE-EY American Operating Executive" and the "Global Partners Group".

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 25, 2020		Director of Investor Relations